FILED BY VALIDUS HOLDINGS, LTD.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: TRANSATLANTIC HOLDINGS, INC.
COMMISSION FILE NO. 001-10545

Validus Holdings, Ltd. 29 Richmond Road Pembroke HM 08 Bermuda

Mr. Edward J. Noonan Chairman & Chief Executive Officer	Mailing Address: Suite 1790 48 Par-la-Ville Road Hamilton, HM 11 Bermuda
August 10, 2011	Telephone: (441) 278-9011 ed.noonan@validusholdings.com Website: www.validusholdings.com

Board of Directors of Transatlantic Holdings, Inc.

c/o Richard S. Press, Chairman

c/o Robert F. Orlich, President and Chief Executive Officer

c/o Michael Sapnar, Executive Vice President and Chief Operating Officer

80 Pine Street

New York, New York 10005

Dear Messrs. Press, Orlich and Sapnar:

It has been almost a month since Validus first delivered its Superior Proposal to acquire Transatlantic and the Transatlantic Board’s public statement that it would be a breach of its fiduciary duties not to engage in discussions with Validus.  Since that time, we have been extremely disappointed by Transatlantic’s apparent lack of commitment to finding a mutually acceptable way that our companies can exchange non-public information and engage in discussions regarding our Superior Proposal.  This is compounded by your public statements — most recently contained in the amendment to your Schedule 14D-9 filed yesterday — that the Transatlantic Board is constrained in evaluating our Superior Proposal because it lacks access to non-public information regarding Validus, including regarding (i) the adequacy of Validus’ reserves and claims exposure, (ii) Validus’ risk profile, (iii) the quality of Validus’ investment portfolio and its Solvency II readiness, (iv) Validus’ potential exposure to a significant wind event, (v) the capitalization of Validus Re Europe Limited and its ability to write business in the European Union, (vi) Validus’ flexibility to allocate capital in an efficient manner and (vii) potential structural and operational synergies.

While you have continued to maintain that Transatlantic is limited in its ability to enter into an acceptable confidentiality agreement with us — i.e., one that contains no restrictive standstill provisions preventing Validus from pursuing its proposal and challenging the

Allied World proposal — a plain reading of your merger agreement with Allied World shows that any such limitation is self-imposed rather than required by contract because it is within Transatlantic’s power to determine in good faith whether a confidentiality agreement is substantially similar to the confidentiality agreement with Allied World.  Moreover, as we have repeatedly expressed to you and your legal counsel, it cannot be correct, as you continue to assert, that Allied World remains subject to the standstill provisions in the confidentiality agreement that Allied World signed with Transatlantic.  Accordingly, it should come as no surprise to you that we continue to disagree with your conclusions.

In an effort to allow you to perform such due diligence as you have indicated is necessary with respect to Validus, we have asked our legal counsel to deliver to your legal counsel a one-way confidentiality agreement that will permit you to receive and review non-public information regarding Validus, and that does not contain a standstill or prevent you from making such disclosure as may be legally required.  We hope that this agreement and your review of our information will serve to eliminate any confusion that you have regarding Validus, our business and our prospects. In addition, we remain open to entering into a mutual confidentiality agreement without a standstill that would permit us to engage in discussions and have a two-way exchange of non-public information.

In addition, Validus has filed a complaint in Delaware Chancery Court against Transatlantic and its directors for breach of fiduciary duty seeking, among other things, a declaratory judgment that the absence of a standstill provision in a confidentiality agreement does not prevent Transatlantic from determining that such confidentiality agreement is substantially similar to that entered into between Transatlantic and Allied World under Section 5.5(e) of Transatlantic’s merger agreement with Allied World.

We look forward to your prompt response regarding the confidentiality agreement.

Sincerely,

/s/ Edward J. Noonan

Edward J. Noonan
Chairman and Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

This letter may include forward-looking statements, both with respect to Validus and its industry, that reflect Validus’ current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may,” “would” and similar statements of a future or forward-looking nature are often used to identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond Validus’ control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. Validus believes that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into or consummate the proposed transaction on the terms set forth in Validus’ proposal; 2) uncertainty as to the actual premium that will be realized by Transatlantic stockholders in connection with the proposed transaction; 3) failure to realize the anticipated benefits (including combination synergies) of the proposed transaction, including as a result of delay in completing the transaction or integrating the businesses of Validus and Transatlantic; 4) uncertainty as to the long-term value of Validus voting common shares; 5) unpredictability and severity of catastrophic events; 6) rating agency actions; 7) adequacy of Validus’ or Transatlantic’s risk management and loss limitation methods; 8) cyclicality of demand and pricing in the insurance and reinsurance markets; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or Transatlantic’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition in the insurance and reinsurance markets; 14) potential loss of business from one or more major reinsurance or insurance brokers; 15) the credit risk Validus assumes through its dealings with its reinsurance and insurance brokers; 16) Validus’ or Transatlantic’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 17) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 18) the integration of businesses Validus may acquire or new business ventures Validus may start; 19) the legal, regulatory and tax regimes under which Validus operates; 20) the effect on Validus’ or Transatlantic’s investment portfolios of changing financial market conditions, including inflation, interest rates, liquidity and the possible downgrades of U.S. securities by credit rating agencies and the resulting affect on the value of securities in Validus’ and Transatlantic’s investment portfolios, as well as other factors; 21) acts of terrorism or outbreak of war or hostilities; 22) availability of reinsurance and retrocessional coverage; and 23) the outcome of transaction related litigation, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the Risk Factors included in Validus’ and Transatlantic’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and Transatlantic on file with the Securities and Exchange Commission. Any forward-looking statements made in this letter are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on,

Validus or its business, operations or financial condition. Except to the extent required by applicable law, Validus undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise. No rating agency (A.M. Best, Moody’s, or Standard & Poor’s) has specifically approved or disapproved or otherwise taken definitive action on the potential transaction.

The contents of any websites referenced in this letter are not incorporated by reference into this letter.

Additional Information about the Proposed Transaction and Where to Find It:

This letter relates to the Exchange Offer by Validus to exchange each issued and outstanding share of common stock of Transatlantic for 1.5564 Validus voting common shares and $8.00 cash. This letter does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Transatlantic common stock, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) and the preliminary proxy statement that Validus has filed with the Securities and Exchange Commission. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SECURITIES AND EXCHANGE COMMISSION IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  All such documents, if filed are or will be available free of charge at the Securities and Exchange Commission’s website (http://www.sec.gov) or by directing a request to Innisfree M&A Incorporated at (877) 717-3929 (banks and brokers may call collect at (212) 750-5833).

Participants in the Solicitation:

Validus and certain of its directors and officers may be deemed to be participants in any solicitation of shareholders in connection with the proposed transaction. Information about the participants in the solicitation is available in the preliminary proxy statement that Validus filed with the SEC on August 1, 2011 in connection with the special meeting of stockholders of Transatlantic. Other information regarding the participants and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in relevant solicitation materials that Validus may file with the Securities and Exchange Commission in connection with the proposed transaction.

SOURCE: Validus Holdings, Ltd.